UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)*

                                (AMENDMENT NO. 8)

                               Dynex Capital, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    26817Q506
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                                 (CUSIP Number)

                                                with a copy to:

                                                Stephen Fraidin
     Michael R. Kelly              Fried, Frank, Harris, Shriver & Jacobson
    550 West C Street                         One New York Plaza
   San Diego, CA 92101                      New York, NY 10004-1980
      (619) 687-5000                            (212) 859-8000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 11, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

SCHEDULE 13D
CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CALIFORNIA INVESTMENT FUND, LLC 33-0688954

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                         (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.00%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

SCHEDULE 13D
CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MICHAEL R. KELLY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                         (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.00%

14  TYPE OF REPORTING PERSON (See Instructions)

    IN

SCHEDULE 13D
CUSIP No. 26817Q506

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    RICHARD KELLY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                         (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.00%

14  TYPE OF REPORTING PERSON (See Instructions)

    IN

          This amendment amends and supplements Schedule 13D of California Investment Fund, LLC, dated April 3, 2000 and filed on April 4, 2000 with the Securities and Exchange Commission ("SEC"), Amendment No. 1 to Schedule 13D, dated September 12, 2000 and filed on September 13, 2000 with the SEC, Amendment No. 2 to Schedule 13D, dated October 3, 2000 and filed on October 3, 2000 with the SEC, Amendment No. 3 to Schedule 13D, dated October 17, 2000 and filed on October 17, 2000 with the SEC, Amendment No. 4 to Schedule 13D, dated October 24, 2000 and filed on October 24, 2000 with the SEC, Amendment No. 5 to Schedule 13D, dated October 30, 2000 and filed on October 30, 2000 with the SEC, Amendment No. 6 to Schedule 13D, dated November 8, 2000 and filed on November 8, 2000 with the SEC, and Amendment No. 7 to Schedule 13D, dated December 12, 2000 and filed on December 13, 2000 with the SEC (together, the "Schedule 13D"). Except as amended by this amendment, there has been no change in the information previously reported on the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          On November 7, 2000, California Investment Fund, LLC (the "Fund") and Dynex Capital, Inc. ("Dynex") entered into a definitive merger agreement (as amended, the "Merger Agreement") pursuant to which a newly formed subsidiary of the Fund will merge with and into Dynex and Dynex will become a wholly owned subsidiary of the Fund for a purchase price of $90 million in cash for all of the equity of Dynex (the "Acquisition Transaction"). There can be no assurance that the Acquisition Transaction will be completed on the terms set forth in the Merger Agreement or otherwise. A copy of the Merger Agreement was attached as Exhibit B to the Fund's Amendment No. 6 to Schedule 13D filed on November 8, 2000 with the SEC, and is specifically incorporated herein by reference, and the description herein of such merger agreement is qualified in its entirety by reference to such agreement.

          On December 11, 2000, the Fund and Dynex executed a document, a copy of which is attached hereto as Exhibit A. Such document is specifically incorporated herein by reference, and the description herein of such document is qualified in its entirety by reference to such document.

          On December 19, 2000, Fremont Investment & Loan ("Fremont") delivered to Dynex a letter (the "Letter") regarding financing in connection with the Acquisition Transaction. A copy of the Letter is attached hereto as Exhibit B and is specifically incorporated herein by reference, and the description herein of such letter is qualified in its entirety by reference to such letter.

          Depending on the outcome of the Acquisition Transaction, the Fund reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investments in Dynex, including any or all of the actions set forth in the paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as it may determine.

          Except as stated in this response to Item 4 and in furtherance of closing the Acquisition Transaction pursuant to the terms of the Merger Agreement, the Fund has no current plans or proposals with respect to Dynex or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

Exhibit A --   Document, executed by California Investment Fund, LLC, DCI
               Acquisition Corporation and Dynex Capital, Inc., dated as of December 8, 2000.

Exhibit B --   Letter, dated December 19, 2000 from Fremont Investment & Loan.

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    December 21, 2000            California Investment Fund, LLC,
                                      a California limited liability company


                                      By:     /s/ Michael R. Kelly
                                           -------------------------------------
                                           Michael R. Kelly
                                           Its:  Managing Member


Date:    December 21, 2000                 Michael R. Kelly


                                      By:     /s/ Michael R. Kelly
                                           -------------------------------------
                                           Michael R. Kelly, as an Individual


Date:    December 21, 2000                 Richard Kelly


                                      By:    /s/ Richard Kelly
                                           -------------------------------------
                                           Richard Kelly, as an Individual

EXHIBIT INDEX

Exhibit A --   Document, executed by California Investment Fund, LLC, DCI
               Acquisition Corporation and Dynex Capital, Inc., dated as of December 8, 2000.

Exhibit B --   Letter, dated December 19, 2000 from Fremont Investment & Loan.